PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS Las Vegas Orange County PHOENIX SAN DIEGO SILICON VALLEY Washington DC

August 3, 2023

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Lauren Hamill

Alan Campbell

Re:	Evofem Biosciences, Inc.

Draft Registration Statement on Form S-1

Filed on July 10, 2023

File No. 333-273185

Ladies and Gentlemen:

On behalf of our client, Evofem Biosciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 19, 2023, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on July 19, 2023 (“Registration Statement”). We are concurrently filing via EDGAR this letter and the Company’s Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Statement on Form S-1 submitted on July 10, 2023), or as otherwise specifically indicated, all page references herein correspond to the pages of Amendment No. 1.

Securities and Exchange Commission

August 3, 2023

Registration Statement on Form S-1 filed July 10, 2023

Cover Page

1.	Consistent with your disclosure beginning on page 12 and elsewhere throughout the prospectus, please revise your cover page to state that (i) you are currently in default on certain financial obligations; (ii) you have considered and continue to consider filing for bankruptcy protection and (iii) if true, holders of your common stock will likely receive no recovery in the event that you file for bankruptcy.

In response to the Staff’s comment, the Company has revised its disclosures on the Cover Page to state the following:

The registrant is currently in default on certain financial obligations. The Company has considered and continues to consider filing for bankruptcy protection. In the event that the Company files for bankruptcy, holders of our common stock, including stock reserved for the Notes and the Warrants being registered for resale in this prospectus, will likely receive no recovery.

Prospectus Summary, page 1

2.

Please revise your Prospectus Summary to include a prominent discussion regarding your potential bankruptcy and your current liquidity position. In your revisions, please discuss:

● The Company’s cash position as of the most recent practicable date.

● Your receipt of a Notice of Default on the Baker Bros. Purchase Agreement and the aggregate amounts that are or may be owed pursuant to this agreement.

● The fact that you are over 90 days past due on a significant amount of vendor obligations, including the aggregate amount of your current indebtedness and accounts payable.

● The effect of a potential bankruptcy filing on the holders of your common stock, including investors in this offering.

● Whether investors could lose their entire investment in your company if you do not raise sufficient proceeds to pay your liabilities.

In response to the Staff’s comment, the Company has revised its disclosures in the Prospectus Summary and elsewhere on the cover page and page 12 of the risk factors:

1)	(Page 1: Prospectus Summary, Company Overview, paragraph 2) As of August 3, 2023, we had $0.3 million in restricted and unrestricted cash.

2)	(Page 1: Prospectus Summary, Company Overview, paragraph 2) As noted in the discussion of risk factors later in this document, we received a Notice of Default on the Baker Bros. Purchase Agreement. As of June 30, 2023, we owe $95.7 million, in aggregate, under this agreement.

Securities and Exchange Commission

August 3, 2023

3)	(Page 1: Prospectus Summary, Company Overview, paragraph 3) Additionally, we are currently over 90 days past due on a significant amount of vendor obligations. Our current indebtedness and accounts payable to these vendors is approximately $15.7 million, in aggregate, as of June 30, 2023.

4)	(Cover, Page 1: Prospectus Summary, Company Overview, paragraph 4, Page 12, and Page 13) Given our current financial condition, we have considered and continue to consider filing for bankruptcy protection. While we have not initiated bankruptcy proceedings, we caution that trading in our securities is highly speculative and poses substantial risks relating to the potential of bankruptcy proceedings. Trading prices for our securities may bear little or no relationship to the actual recovery, if any, by holders of our securities in Bankruptcy proceedings, if any.

5)	(Page 1: Prospectus Summary, Company Overview, paragraph 3) If we are unable to refinance, extend or repay our substantial indebtedness owed to our secured and unsecured lenders, this would have a material adverse effect on our financial condition and ability to continue as a going concern and could cause investors to lose their entire investment in the Company.

3.

Please also prominently revise your disclosure in your Prospectus Summary as follows:

● Include a discussion regarding your company’s recurring operating losses and negative cash flows from operating activities since inception. Your disclosure should describe the potential consequences to your business if you are unable to raise additional financing.

● Disclose that proceeds raised in subsequent financings may be required to be used to redeem outstanding debt and would not be ultimately be able to be used to fund your ongoing operations.

● Disclose that you have not paid your Fiscal Year 2023 PDUFA Invoice to the FDA and describe the consequences to your business if this amount remains unpaid. To the extent that failure to pay this amount could affect the approval status of Phexxi, please so state.

In response to the Staff’s comment, the Company has revised its disclosures in the Prospectus Summary to read as follows:

1)	(Page 1: Prospectus Summary, Company Overview, paragraph 2) While we have increased annual net sales of Phexxi year over year since launch, we have not yet reached cash flow breakeven; we continue to incur operating losses and negative cash flows from operating activities, as we have done since inception… If we are unable to raise additional capital to finance our operations when needed or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our business initiatives.

2)	(Page 1: Prospectus Summary, Company Overview, paragraph 2) Additionally, we may be required to utilize proceeds of subsequent financings to redeem outstanding debt, in which case we would not be able to use such funds to support our ongoing operations.

3)	(Page 2: Prospectus Summary, Company Overview, Phexxi as a Contraceptive; Commercial Strategies, paragraph 12) We have not paid our Fiscal Year 2023 PDUFA Invoice for Phexxi to the FDA. The balance due continues to incur interest and penalties. As a result, any drug application or supplement we submit will be considered incomplete and will not be accepted for consideration for filing until all fees, interest and penalties are paid. We are unable to determine the full impact of this non-payment on the Company.

***

Securities and Exchange Commission

August 3, 2023

Please direct any questions regarding the Company’s responses or Amendment No. 1 to the Registration Statement to me at (858) 720-6322 or dennis.doucette@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/ Dennis Doucette, Esq.
Dennis Doucette, Esq.

cc:	Saundra Pelletier, Evofem Biosciences, Inc.
Amy Raskopf, Evofem Biosciences, Inc.